UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BONANZA, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

(CUSIP Number)

Sustainable Growth Group America, Inc.
610 1st Street
Vero Beach, FL  32962
(772) 492-9310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP NO.	Page 2 of 5 Pages
1	NAME OF REPORTING PERSONS Sustainable Growth Group America, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,500,000 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,500,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.00% (see Item 5)
14	TYPE OF REPORTING PERSON CO

Item 1.                     Security and Issuer

This statement relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Bonanza One, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 610 1st Street, Vero Beach, FL 32962.

Item 2.                     Identity and Background

The person filing this statement is Sustainable Growth Group America, Inc. (the “SGG America”), a Delaware corporation.

The residence or business address of SGG America is 610 1st Street, Vero Beach, FL  32962.

SGG America is a holding company.

SGG America has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                     Source and Amount of Funds or Other Consideration.

SGG America beneficially holds, in the aggregate, 1,500,000 shares of Common Stock.  The aggregate purchase price of the shares of Common Stock purchased by SGG America collectively was approximately $50,000.  The source of funding for the purchase of these shares of Common Stock was the general working capital of SGG America.

Item 4.                     Purpose of Transaction.

SGG America acquired the shares of Common Stock reported herein pursuant to a Stock Purchase Agreement, dated as of December 13, 2011 (the “Stock Purchase Agreement”), by and among SGG America, the Issuer and John Holcomb, pursuant to which Mr. Holcomb sold all of the issued and outstanding shares of Common Stock held by him, constituting 100% of the issued and outstanding shares of Common Stock, to SGG America for an aggregate purchase price of $50,000.  A copy of the Stock Purchase Agreement was attached as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on December 19, 2011.

On December 13, 2011, in connection with the closing of the transactions (the “Closing”) contemplated by the Stock Purchase Agreement, Mr. Holcomb resigned as the President, Secretary, Treasurer and sole director of the Issuer.  Following Mr. Holcomb’s resignation, Arthur Christian Hilmer was elected as the sole director of the Issuer and appointed as the President of the Issuer.

As the beneficial owners of all of the issued and outstanding shares of Common Stock, SGG America has effected a change in the board of directors and management of the Issuer.  SGG America has no further present plans or proposals that relate to or that would result in any of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Act”).

Item 5.                     Interest in Securities of the Issuer.

(a)           SGG America beneficially owns, in the aggregate, 1,500,000 shares of Common Stock, representing 100% of the Issuer’s outstanding shares of Common Stock.

(b)           SGG America has sole voting power and sole dispositive power with regard to 1,500,000 shares of Common Stock.

(c)           Reference is made to the information contained in Item 4 above, which is incorporated herein by reference.

(d)           Not applicable.

(e)           Not applicable.

Item 6.                     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Reference is made to the information contained in Item 4 above, which is incorporated herein by reference.

Item 7.                     Material to be Filed as Exhibits.

The following document is filed as an exhibit:

1.	Stock Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC by the Issuer on December 19, 2011)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   December 23, 2011

SUSTAINABLE GROWTH GROUP AMERICA, INC.

/s/ Gregg Fryett
Name: Gregg Fryett
Title: Chairman